Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-113076, 333-70111, 333-30394, 333-68828, 333-62434 and 333-126058) and in the related Prospectuses and on Form S-8 (Nos. 333-61555, 333-87485, 333-89964 and 333-127014 pertaining to the Stock Option and Incentive Plans of SL Green Realty Corp., of our reports (a) dated March 15, 2006 with respect to the consolidated financial statements and schedule of SL Green Realty Corp., SL Green Realty Corp. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SL Green Realty Corp. and (b) dated January 20, 2006 with respect to the consolidated financial statements of Rock-Green Inc., both included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young LLP

New York, New York

March 15, 2006